Exhibit 12.1

Computation of Deficiency in the Coverage of Fixed Charges by Earnings Before Fixed Charges and

Preferred Stock Dividends

	Year ended December 31,
	2010	2011	2012	2013	2014
Fixed charges:
Interest expense	$94	$90	$86	$82	$108
Estimate of interest expense within rental expense	204	220	104	84	266

Total fixed charges	$298	$310	$190	$166	$374

Earnings before fixed charges:
Net loss before provision for income taxes	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(135,789)
Add fixed charges	298	310	190	166	374

Total earnings (loss) before fixed charges	$(31,879)	$(2,008)	$(121,097)	$(111,819)	$(135,415)

Deficiency of earnings to cover fixed charges:	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(135,789)

Earnings before fixed charges and preferred stock dividends:
Net loss before provision for income taxes	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(135,789)
Add fixed charges	298	310	190	166	374
Add preferred stock dividends	—	—	—	—	—

Total earnings (loss) before fixed charges and preferred stock dividends	$(31,879)	$(2,008)	$(121,097)	$(111,819)	$(135,415)

Deficiency of earnings to cover fixed charges and preferred stock dividends:	$(32,177)	$(2,318)	$(121,287)	$(111,985)	$(135,789)